Exhibit 99.2

February 12, 2020

Ovintiv Inc.

370 17th Street, Suite 1700

Denver, Colorado 80202

Ladies and Gentlemen:

In accordance with your request, we have audited the estimates prepared by Ovintiv Inc. (the Company), successor issuer to Encana Corporation, as of December 31, 2019, of the proved reserves to the Company interest in certain oil and gas properties located in the Anadarko Asset Area in Oklahoma and in Andrews and Martin Counties of the Permian Asset Area in Texas.  The scope of our work was limited to an audit of reserves volumes only; the scope did not include an audit of the Company's estimates of future net revenue associated with these reserves and, as requested, we accepted without review the Company's estimates of economic parameters including gas shrinkage, natural gas liquids (NGL) yields, price adjustments, operating expenses, production and ad valorem taxes, and capital costs.  It is our understanding that the proved reserves estimates shown herein constitute approximately 52 percent of the Company's total proved reserves located in the United States and approximately 37 percent of all proved reserves owned by the Company.  We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, and economic producibility, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a).  Given the Company's representations regarding the provided economic parameters, the estimates of reserves have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter.  This report has been prepared for the Company's use in filing with the SEC; in our opinion, given the Company's representations, the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth the Company's estimates of the net reserves, as of December 31, 2019, for the audited properties:

	Net Reserves
	Oil	NGL	Gas
Category	(MMBBL)	(MMBBL)	(BCF)

Proved Developed Producing	109.8	140.2	994.7
Proved Developed Non-Producing	0.2	0.1	0.9
Proved Undeveloped	176.7	107.4	593.5

Total Proved	286.7	247.7	1,589.1

The oil volumes shown include crude oil and condensate.  Oil and NGL volumes are expressed in millions of barrels (MMBBL); a barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in billions of cubic feet (BCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of the Company are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI).  However, in our opinion the estimates shown herein of the Company's reserves are reasonable when aggregated at the proved level and, given the Company's representations regarding the provided economic parameters, have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards).  Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards.  We are satisfied with the methods and procedures used by the Company in preparing the December 31, 2019, estimates of reserves, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by the Company.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status.  The estimates of reserves included herein have not been adjusted for risk.  The Company's estimates do not include probable or possible reserves that may exist for these properties.

Prices used by the Company are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2019.  For oil volumes, the average ICE West Texas Intermediate (WTI) price is adjusted for quality, transportation fees, and market differentials.  For NGL volumes, the average Oil Price Information Service Mont Belvieu component prices are adjusted for quality, transportation fees, and fractionation fees and are weight-averaged by processing area using NGL component recovery factors.  For gas volumes, the average ICE Henry Hub (HH) and Houston Ship Channel (HSC) prices are adjusted for energy content, market differentials, and gathering, processing, and transportation fees.  All prices are held constant throughout the lives of the properties.  The average adjusted product prices weighted by production over the remaining lives of the properties are $53.91 per barrel of oil, $15.50 per barrel of NGL, and $0.64 per MCF of gas.  Oil and gas index prices and average realized oil, NGL, and gas prices for each property group are shown in the following table:

			Average Price		Average Realized Price
	Pricing Index		Oil	Gas	Oil	NGL	Gas
Asset Area	Oil	Gas	($/BBL)	($/MMBTU)	($/BBL)	($/BBL)	($/MCF)

Anadarko	WTI	HH	55.93	2.58	54.38	15.03	0.54
Permian	WTI	HSC	55.93	2.49	53.40	16.86	1.16

It is our understanding that operating costs used by the Company are based on historical operating expense records.  These costs are intended to include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  It is also intended that the headquarters general and administrative overhead expenses of the Company are included to the extent that they are covered under joint operating agreements for the operated properties.  Operating costs have been divided into per-well costs and per-unit-of-production costs.  It is our understanding that capital costs used by the Company are based on authorizations for expenditure and actual costs from recent activity.  Capital costs are included as required for maintenance on existing wells, new development wells, and production equipment.  Abandonment costs used are the Company's estimates of reclamation costs and the costs to abandon the wells; these estimates do not include any salvage value for the lease and well equipment.  Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities.  Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves.  Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance.  In addition to the primary economic assumptions discussed herein, estimates of the Company and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by the Company, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance.  If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties.  Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties located in the Anadarko Asset Area and in Andrews and Martin Counties of the Permian Asset Area.  In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by the Company with respect to ownership interests, oil and gas production, well test data, historical or future costs of operation and development, historical or future product prices, NGL yields, gas shrinkage, or any agreements relating to current and future operations of the properties and sales of production.  However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.  Our audit did not include a review of the Company's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by the Company, are on file in our office.  The technical person primarily responsible for conducting this audit meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards.  Craig H. Adams, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1997 and has over 11 years of prior industry experience.  We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Craig H. Adams
Craig H. Adams, P.E. 68137
Senior Vice President

Date Signed: February 12, 2020

CHA:MBG

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